UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 13, 2020

AVIANCA HOLDINGS S.A. ANNOUNCES TEMPORARY REDUCTION IN

CAPACITY

Avianca Holdings S.A. informs that the Company has taken immediate measures to manage the impact of reduced demand for global air transport resulting from the spread of the Coronavirus (COVID-19) and related government travel restrictions. As such, Avianca Holdings has implemented a short-term plan to adjust capacity, reduce expenses and protect the Company’s liquidity.

In accordance with this plan and in line with the decisions taken across the airline industry, Avianca Holdings S.A. will decrease its capacity between 30% and 40% as of March 14. Additionally, Avianca has further enhanced its strict safety and hygiene protocols to protect the well-being of its passengers, crew and ground personnel.

Avianca is monitoring the situation closely and the respective impact on air travel demand and will continue to provide relevant updates should further capacity adjustments or other liquidity preserving measures need to be implemented.

For further information, please contact:

Avianca Investor Relations

+ (571)587 7700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary